UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Provectus Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74373F100

(CUSIP Number)

Courtlandt G. Miller

251 Royal Palm Way, Suite 205

Palm Beach, FL 33480

(561) 543-6802

with copies to:

David W. Bernstein, Esq.

Goodwin Procter LLP

620 Eighth Avenue

New York, NY 10018

(212) 813-8808

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 74373F100

1	Name of Reporting Persons Charles Littlejohn
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,956,790
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,956,790
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,956,790
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 0.540%
14	Type of Reporting Person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74373F100

1	Name of Reporting Persons Jeffrey A. Morris
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 17,000,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 17,000,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,000,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 4.66%
14	Type of Reporting Person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74373F100

1	Name of Reporting Persons James F Boyle Jr Credit Shelter Trust
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 15,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 0.04%
14	Type of Reporting Person* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74373F100

1	Name of Reporting Persons John G. Gazonas
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,350,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,350,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,350,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 0.64%
14	Type of Reporting Person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74373F100

1	Name of Reporting Persons James D. Watson
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 500,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,000,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 0.27%
14	Type of Reporting Person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74373F100

1	Name of Reporting Persons Times 11, LLC
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 532,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,330,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,330,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 0.36%
14	Type of Reporting Person* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74373F100

1	Name of Reporting Persons Steve Smith
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 780,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 780,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 780,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 0.21%
14	Type of Reporting Person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74373F100

1	Name of Reporting Persons Al Schwenck
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 45,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 45,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 45,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 0.01%
14	Type of Reporting Person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74373F100

1	Name of Reporting Persons Marta Schwenck
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 45,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 45,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 45,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 0.01%
14	Type of Reporting Person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74373F100

1	Name of Reporting Persons Jean Stack
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 100,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 100,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 0.03%
14	Type of Reporting Person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74373F100

1	Name of Reporting Persons Bill Reinhard
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 0.00%
14	Type of Reporting Person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74373F100

1	Name of Reporting Persons Scott Webber
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 60,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 60,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 0.02%
14	Type of Reporting Person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74373F100

1	Name of Reporting Persons Hugh G. Nolan
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 250,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 250,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 0.07%
14	Type of Reporting Person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74373F100

1	Name of Reporting Persons Marc Kelley
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 34,150
	8	Shared Voting Power 0
	9	Sole Dispositive Power 34,150
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,150
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 0.01%
14	Type of Reporting Person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74373F100

1	Name of Reporting Persons Courtlandt G. Miller
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,800
	8	Shared Voting Power 0
	9	Sole Dispositive Power 396,370
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 396,370
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 0.11%
14	Type of Reporting Person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74373F100

1	Name of Reporting Persons Peter Culpepper
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,474,998
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,474,998
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,474,998
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 0.95%
14	Type of Reporting Person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74373F100

1	Name of Reporting Persons Robert Taurosa
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 0.00%
14	Type of Reporting Person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74373F100

1	Name of Reporting Persons Calvin Wallen III
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 0.00%
14	Type of Reporting Person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Security and Issuer

This Schedule 13D (this “Statement”) relates to common stock, par value $0.001 per share (“Common Stock”), of Provectus Biopharmaceuticals, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is: 7327 Oak Ridge Highway, Suite A, Knoxville, Tennessee 37931.

Item 2.	Identity and Background

(a)	This statement is being filed by Charles Littlejohn, Jeffrey A. Morris, the James F Boyle Jr Credit Shelter Trust, John G. Gazonas, James D. Watson, Times 11, LLC, Steve Smith, Al Schwenck, Marta Schwenck, Jean Stack, Bill Reinhard, Scott Webber, Hugh G. Nolan, Marc Kelley, Courtlandt G. Miller, Peter R. Culpepper, Calvin Wallen III, and Robert Taurosa (together, the “Reporting Persons”).

The Reporting Persons in the aggregate own beneficially more than 5% of a class of equity securities of the Issuer.

(b)	and (c) – The addresses and principal occupations of the Reporting Persons are as follows:

Name	Residence or Business Address	Present Principal Occupation; Name and Principal Business

Charles Littlejohn	301 Oakhill Drive Lompoc, CA 93436	Retired

Jeffrey A. Morris	238 Kings Grant Road Maryville, TN 37801	President LDX Optronics Inc. Manufacturing lasers

James F Boyle Jr Credit Shelter Trust	2390 Orchard Crest Blvd. Manasquan, NJ 08736	N/A

John G. Gazonas	315-319 Hawthorne Avenue Point Pleasant, NJ 08742	President Pharos Contracting Company Inc. General contractor/developer

James D. Watson	400A E. Oceanfront Balboa, CA 92661	Owner Interim HealthCare of Greater NY, & Western NY health care

Times 11, LLC	304 S. Euclid Avenue Westfield, NJ 07090	N/A

Steve Smith	2100 Highway 35 Sea Girt, NJ 08750	Owner Wings Recreation

Al Schwenck	53 Hillside Terrace Ocean, NJ 07712	Retired

Marta Schwenck	53 Hillside Terrace Ocean, NJ 07712	Retired

Jean Stack	127 Metedeconk Court Holmdel, NJ 07733	RKS Associates Special Needs Services Owner

Bill Reinhard	396 Sycamore Street Manasquan, NJ 08736	Self-Employed

Scott Webber	19 Bradley Road Clark, NJ 07066	Builder/Project Manager Monroe Manor, Inc. Home Builders

Hugh G. Nolan	1011 Forrest Road Brielle, NJ 08730	Self-Employed

Marc Kelley	60 Normandie Place Cranford, NJ 07016	Retired

Courtlandt G. Miller	251 Royal Palm Way, Ste 205 Palm Beach, FL 33480	Chief Executive Officer Via Verde LLC Mirco-wind renewable energy

Peter R. Culpepper	P.O. Box 32489 Knoxville, TN 37930	Self-Employed

Robert Taurosa	3401 Shoreline Drive Allenwood, NJ 08720	RCT Policies FLP Insurance

(d) – Not applicable.

(e) – Not applicable.

(f) – All individual Reporting Persons are U.S. citizens. Times 11 LLC is a Delaware limited liability company that was formed on March 23, 2011.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

On February 28, 2017, a person representing the Reporting Persons (“Investors”), informed the Issuer that, if investor commitments for at least $8 million were obtained, the Investors proposed to purchase for between $8 million and $20 million units consisting of common stock and a new Preferred Stock of the Issuer. The communication included a draft Term Sheet relating to the proposed investment. As the Issuer was told that at that time, the Investor commitments were less than the minimum amount necessary to cause agreements regarding the commitments that had been made to be effective. Therefore, the Investors’ commitments were not at the time effective. One of the conditions to the proposed financing was that all the officers and directors of the Issuer resign and persons designated by the Investors be elected to the Board.

On March 4, 2017, the Issuer issued a press release in which it announced that it had received a proposal from two investor groups, one of which was the Investors. On the same day, the Issuer’s lawyers sent a lawyer for representatives of the Investors a brief comparison of the two financing proposals and said that the Issuer’s Board had deemed the Investor proposal to be far inferior to the other proposal. On March 8, a representative of the Investors responded, through lawyers, that the Investors had no interest in investing on the terms of the other proposal, and in view of the Board’s belief that the Investor proposal was far inferior to the other proposal, the Investors were withdrawing their proposal. However, the representative of the Investors said that if the other group is not able to provide the described financing, or for any other reason the Issuer’s Board decides that it would like to pursue a financing by the Investors on the terms they had proposed, the principal Investors would try to revive that proposal.

Despite the fact that the Investors had withdrawn their proposal, in order to be prepared to provide funds they believe are critical to the Issuer if the Issuer asked them to revive their proposal, by March 19, 2017, all the Investors agreed that they would commit to invest even though there were only $6 million in commitments. Therefore, their commitments became effective.

On March 20, 2017, the Issuer announced that it had entered into a Definitive Financing Commitment Term Sheet with a group of its shareholders. The press release containing that announcement said that the Issuer had previously received two unsolicited proposals relating to potential equity financings and that its board of directors had rejected the Investors’ proposal because, among other reasons, “the financial terms of [the proposal] were determined to be detrimental to the future of the Company as an ongoing concern.” On March 23, 2017, the Issuer filed a Report on Form 8-K with the Securities and Exchange Commission in which it described the terms of an amended and restated Definitive Commitment Term Sheet. What it described was a financing in the form of a secured convertible loan, secured by a first priority security interest in the Issuer’s intellectual property.

On March 24, 2017, a representative of the Investors sent a letter to the directors of the Issuer in which he said that the transaction described in the Form 8-K would constitute a waste of corporate assets and that unless the Investors receive assurance by March 27, 2017 that the Issuer will not enter into the transaction described in the Form 8-K, they are going to institute litigation in the Delaware courts to prevent the Issuer from entering into that transaction and to hold the directors personally liable for the costs the Issuer has incurred in connection with that transaction and in connection with a recently terminated rights offering.

On March 27, a lawyer for the Issuer responded by stating that if the Investors made a proposal that did not involve Peter R. Culpepper, the Issuer’s Board would consider it. On March 28, 2017, the representative of the Investors responded that they would accept that condition and stated that the Investors would like to begin right away working on the documents regarding the financing transaction they have proposed.

Item 5.	Interest in Securities of the Issuer

(a)—The aggregate number of Shares to which this Schedule 13D relates is 28,806,558 shares, representing 7.90% of the 364,773,297 shares outstanding as reported by the Issuer in its Form 10-Q filed with the Securities Exchange Commission on November 9, 2016, adjusted to take account of a reset which resulted in the issuance of additional shares. The Reporting Persons own those shares as follows:

Name	Shares of Common Stock(1)	% of Class of Common
Charles Littlejohn	1,956,790	*
Jeffrey A. Morris	17,000,000	4.66%
James F Boyle Jr Credit Shelter Trust	15,000	*
John G. Gazonas	2,350,000	*
James D. Watson	100,000	*
Times 11, LLC	1,330,000	*
Steve Smith	780,000	*
Al Schwenck	45,000	*
Marta Schwenck	45,000	*

Jean Stack	1,000,000	*
Bill Reinhard	0	0.00%
Scott Webber	60,000	*
Hugh G. Nolan	250,000	*
Courtlandt G. Miller	396,370	*
Peter R. Culpepper	3,474,998	*
Robert Taurosa	0	0.00%
Marc Kelley	31,150	*

(1)	Includes shares issuable upon exercise of warrants, which are currently exercisable.
*	Indicates less than 1% ownership.

(b)	Each of the Reporting Persons has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the shares reported for that person, except that James D. Watson has shared voting power with regard to 500,000 shares.

(c)	John G. Gazonas purchased 28,000 shares of the Issuer’s common stock on February 9, 2017 at $0.021 per share.

Jeffrey A. Morris purchase 1,000,000 shares of the Issuer’s common stock on March 24, 2017 at $0.041 per share and 1,000,000 shares of the Issuer’s common stock on March 27, 2017 at $0.047 per share.

Hugh Nolan purchased 55,000 shares of the Issuer’s common stock on February 1st, February 8, 2017 at $0.02.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 1 – Joint Filing Agreement

Exhibit 2 – Form of Amended Investment Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2017	/s/ Courtlandt G. Miller
Courtlandt G. Miller